[Omnicom Letterhead]

December 14, 2007

By U.S Mail and facsimile to (202) 772-9205

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Omnicom Group Inc. Definitive Schedule 14A Filed April 23, 2007 File No. 1-10551

Dear Ms. Krebs:

                This letter sets forth the responses of Omnicom Group Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on September 27, 2007, to the Company’s definitive Proxy Statement on Schedule 14A, filed April 23, 2007 (the “Proxy Statement”). For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Corporate Governance, page 1

Board Operations, page 2

1.	Refer to your disclosure on page three regarding the governance committee. Please disclose the “additional information and materials required by [y]our by-laws” that a shareholder must provide you in order to nominate a director candidate. See Regulation S-K Item 407(c)(2).

Response:

The Company will, in future filings, include a description of the “additional information and materials required by our bylaws” that a shareholder must provide us in order to nominate a director candidate. Specifically, the Company’s bylaws provide that the notice of a shareholder’s intention to nominate a director candidate must include, as to each nominee and such shareholder, the information as to such nominee and shareholder

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

that would be required to be included in a proxy statement under the proxy rules of the Commission if such shareholder were to solicit proxies from all shareholders of the Company for the election of such nominee as a director and such solicitation were one to which Rules 14a-3 to 14a-12 under the Securities Exchange Act of 1934, as amended, apply.

Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

Omnicom’s Executive Compensation Program and Philosophy, page 5

2.	On page five you state that, to achieve the overarching goal of your compensation program, you pay each executive based on, in part, “individual performance of such executive officer, which is measured by looking at factors such as the success of such executive’s individual business unit..., his contribution to that success, and various personal performance factors....” You also state that “there is no standard compensation formula that can be applied to all of [y]our executives.” On pages seven through nine you make similar statements about the individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Throughout your Compensation Discussion and Analysis, please disclose more specifically how the committee’s or the board’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts the committee or the board determined each officer earned for each compensation element for the last completed fiscal year.

Response:

The Company will include in its future filings a more specific discussion regarding the manner in which the Compensation Committee’s (the “Committee”) or the Board’s consideration of individual performance, qualitative and other mentioned factors resulted in the amounts the Committee or the Board determined each named executive officer earned for each compensation element for the last completed fiscal year to the extent material and applicable.

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

Determination of Compensation Awards and Competitive Considerations, page 6

3.	Refer to your disclosure on pages six and seven regarding your compensation consultant’s work and the committee’s considerations of competitive information. Identify all of the companies that you considered for benchmarking purposes, and indicate why you chose these companies for purposes of benchmarking your executive compensation. Discuss how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Also discuss how the compensation committee used the benchmarking information to determine the levels and elements of your executive officer compensation. Please explain the references to “competitive” and “highly competitive” compensation. Disclose targets for total and/or individual elements of compensation. Disclose actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

Response:

The Company will include in future filings the identity of the companies used by the Committee as peer group members for purposes of benchmarking our executive compensation, including how the Committee considered the benchmarking information and the levels and elements of the benchmarked companies’ compensation in determining our executive compensation.

Supplementally, the Company advises the Staff that while the Company reviewed compensation levels gathered from an identified benchmark peer group, such data did not have a material impact on the Committee’s determinations of the levels and elements of our executives’ compensation. The Company generally uses benchmarking to ensure that the Company’s compensation levels and elements are consistent with market standards. The benchmark peer group the Company reviewed consisted of companies of comparable size and operational complexity, comprised of Accenture, Affiliated Computer Services, Automatic Data Processing, CGI Group, Clear Channel Communications, Computer Sciences, Electronic Data Systems, First Data, Fiserv, Interpublic Group of Companies, News Corp, Unisys and WPP Group.

In addition to data relating to the foregoing benchmark peer group, the Company reviewed aggregated data compiled from several hundred service-industry companies, as indicated in general third-party surveys. While the Company reviewed compensation

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

levels and elements derived from this supplemental industry data, the Committee did not see the identity of any of the surveyed companies and such aggregated data did not have a material impact on the Committee’s determinations of the levels and elements of our executives’ compensation. The survey analysis supplemented the benchmark data and provided total compensation information based on position and responsibilities. The Company intends to continue using general compensation surveys to analyze its executive compensation policies and practices. The Company respectfully submits that, with respect to aggregated data derived from general market survey groups of hundreds of different companies, none of which is identified by name, the identification of each company contained in such surveys would not provide meaningful information to investors and would interfere with the goal of providing a concise discussion of the Company’s use of such information. In future filings, in the event that the Company uses aggregate survey information based on hundreds of companies within the service industry that are identified by name and the analysis of such aggregate information has a material impact on the determination of compensation levels and elements, the Company will identify each company included in the survey.

As described above, the Committee generally reviews compensation levels and elements of benchmark groups only to ensure that the Company’s compensation levels and elements are consistent with market standards. The Committee has specifically not adopted the view that any named executive officer’s compensation package should fall within a particular quartile, median, or range relative to our peer group or the service-industry companies.

4.	You disclose on page-six that the chief executive officer “annually reviews the performance of each named executive officer, excluding himself,” and recommends to the compensation committee the compensation for the other named executive officers. Please describe what aspects of performance or other factors the chief executive officer considered in reaching his recommendation for each of the other named executive officers.

Response:

The Company’s Chief Executive Officer considered the aspects of performance or other factors described throughout our Compensation Discussion and Analysis in reaching his recommendation for each of the other named executive officers. We confirm that in future filings we will clarify the fact that our Chief Executive Officer considers those factors in making his recommendations to the Committee.

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

Annual Performance-Based Compensation Awards, page 7

5.	Refer to your disclosure on page eight regarding when the compensation committee establishes performance criteria and bonus award targets for the fiscal year. To the extent you have available information regarding such criteria and targets for the current fiscal year because you already have set such criteria and targets, please disclose them in your Compensation Discussion and Analysis or provide supplemental analysis consistent with comment below. See Instruction 2 to Regulation S-K Item 402(b)(2).

Response:

We respectfully submit that Instruction 2 of Item 402(b) of Regulation S-K does not require disclosure of the Company’s performance criteria and bonus award targets for the current fiscal year. Instruction 2 of Item 402(b) of Regulation S-K states that the Compensation Discussion and Analysis “should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end.” Instruction 2 further provides that “[a]ctions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Instruction 2 indicates that compensation actions or decisions after the fiscal year end should be disclosed if such actions or decisions could affect a fair understanding of a named executive officer’s compensation for the fiscal year. Question 3.03 of the Item 402 Regulation S-K Interpretations, last updated August 8, 2007, also indicates that companies are only required to include disclosure about actions regarding executive compensation taken in a period after a completed fiscal year where necessary to an understanding of a named executive officer’s compensation for the completed fiscal year.

Awards under the Company’s Senior Management Incentive Plan are made on an annual basis and are based on specific performance criteria and bonus award targets set only for the fiscal year of the award. The incentive awards paid to the Company’s named executive officers under the Senior Management Incentive Plan in any given year are not affected by the performance criteria and bonus award targets set in subsequent years for subsequent year incentive awards. As a result, disclosure of the confidential criteria and targets for a subsequent fiscal year’s incentive award is not necessary for a fair understanding of the named executive officer’s compensation for the preceding fiscal year. Consequently, we do not believe disclosure of the specific performance criteria and

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

bonus award targets for 2007 was required under Instruction 2 of Item 402(b) of Regulation S-K.

6.	On page eight you disclose the types of performance measures the committee established for determining annual incentive compensation for the last fiscal year. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer’s achievement levels for that performance measure.

Response:

With respect to the disclosure of specific performance targets underlying the incentive compensation of the named executive officers for 2006, the Proxy Statement disclosed the financial metrics by which the targets are established and the general nature of the Company’s strategic objectives. The Company did not disclose the specific earnings per share and revenue targets, because to do so would have caused competitive harm to the Company and thus were properly omitted pursuant to Instruction 4 to Item 402(b).

The Company is a global services business and salary and service costs represent over 80% of our cost structure. The Company transacts business in the highly competitive space of global advertising, specialty communications, marketing and media buying. Success in these disciplines is highly dependent upon the individual creative talent that companies are able to hire and retain, particularly at the executive management ranks. Due to the fact that the ability to attract and retain individual creative talent is a key driver of the success of companies in our industry and the fact that the identities of the individuals driving the success of each such company are easily identifiable throughout the industry, our industry is perpetually subject to a high risk that key personnel will be lured away by a competitor. As we have disclosed prominently in our Risk Factors in our

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

Form 10-K report for the year ended December 31, 2006, “our employees are our most important assets.” Accordingly, we respectfully submit that the disclosure of such internal financial targets as they relate specifically to executive compensation would provide our competitors with valuable competitive insight into the Company’s financial incentive structure and provide such competitors with the direct data they need to solicit or otherwise induce our officers and employees to accept employment with them, which would materially impair our ability to manage our business. To lose such talent because a competitor gains an advantage through the disclosure of specific internal financial targets would cause substantial and irreparable harm to the Company’s competitive position and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

Furthermore, the public disclosure of the detailed quantification of operating profit objectives and the specifics of the strategic objectives of the individual networks would not provide shareholders with additional material insight into the Company’s business and growth strategies beyond what the Company already discloses in its periodic reports. In addition, the Company submits that the disclosure of the Company’s internal targets and performance objectives may be construed to be financial projections and thus be misleading to investors.

The Company expects that performance criteria and bonus award targets for future fiscal years will not be subject to disclosure under Instruction 2 of Item 402(b) of Regulation S-K and, consequently, that such confidential criteria and targets will not be disclosed in future filings.

7.	For each named executive officer, disclose how much weight you give to achievement of Omnicom performance goals versus individual or network performance goals in determining annual performance-based compensation awards.

Response:

In future filings, the Company will include disclosure regarding the relative weight of the Company performance goals versus individual or network performance goals in determining each named executive officer’s annual performance-based compensation awards.

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

8.	Refer to your discussion on page eight regarding the possibility of discretionary adjustments to incentive awards by the committee. Clarify whether discretion has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercises of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Regulation S-K Item 402(b)(2)(vi). Also indicate whether there are any guidelines the committee has followed in exercising its discretion regarding the matters listed on page eight, and, if there are any, explain what those guidelines are.

Response:

In future filings, the Company will continue to include disclosure regarding the Committee’s authority to use its discretion in adjusting performance-based compensation awarded to executive officers under the Senior Management Incentive Plan. To the extent material, the Company will also disclose whether the Committee in fact exercised any discretion in adjusting the size of any reward or payout and if so, the type of discretion used. If in fact the Compensation Committee did not exercise such discretion and the failure to exercise discretion is material, the Company will include such statement to that effect.

The named executive officers’ incentive awards for 2006, as discussed above and on pages 8 and 9 of the Proxy Statement, represent the formulated award amounts and no discretionary adjustments were made by the Committee.

Long-Term Incentive Compensation, page 9

9.	Please disclose more specifically how the factors considered by the committee led to the level of restricted stock awards granted to each of the named executive officers.

Response:

In future filings, the Company will disclose more specifically how the factors considered by the Committee led to the level of restricted stock awards granted to each of the named executive officers.

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

10.	Disclose the performance goals for the vesting of options that you reference in footnote three to the outstanding equity awards table. See Instruction 2 to Item 402(b) of Regulation S-K.

Response:

As disclosed on page 15 of the Proxy Statement, the options referenced in footnote three to the outstanding equity awards table vested on October 2, 2007. In the event the Company again grants stock option or other stock awards with performance-based vesting, the Company will disclose in future filings with more specificity the performance goals for the vesting of those options or other awards.

Employment and Retention Agreements, page 10

11.	We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 17. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why the termination payment arrangements contain the terms and payout levels set forth in your disclosure.

Response:

We confirm that in future filings we will disclose in our Compensation Discussion and Analysis how the termination and change in control payment arrangements fit into the Company’s overall compensation objectives and affect the decisions we make regarding other compensation elements where material and applicable. The Company will also specifically discuss why the termination payment arrangements contain the terms and payout levels set forth in our disclosure.

Please note that pages 17 through 20 of the Proxy Statement contain a description of the termination payment arrangements to which each of the named executive officers would be entitled upon termination of employment or change in control. The terms and conditions of these arrangements did not materially influence the Committee’s determinations concerning overall 2006 compensation objectives.

The severance benefits payable to Mr. Dru were the subject of a negotiated employment agreement that was put in place after he was already employed.

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

The amounts payable under the Company’s Senior Executive Restrictive Covenant and Retention Plan to Messrs. Wren, Weisenburger and Robertson were determined by the Committee based on the value of the security provided to the Company through the restrictive covenants contained in the Plan and described on page 17 of the Proxy Statement and the Committee’s analysis of the future financial impact of various termination payout scenarios on each of these executives and on the Company. In making the decision to extend these benefits, the Committee relied on the assurances of its independent compensation consultant that the program is representative of market practice, both in terms of design and cost. Amounts payable to Messrs. Harrison and Dru under the Executive Salary Continuation Plan Agreement are based on past Company practice and are in consideration for the covenants to consult and not to compete during the service period of the Agreement. These benefits are essential to help the Company fulfill its objectives of attracting and retaining key executive talent.

Amounts to be paid due to the acceleration of equity awards reflect what we believe is market practice based on our consultation with independent compensation consultants.

Summary Compensation Table, page 13

12.	You disclose in note five to the “All Other Compensation” column of the summary compensation table that Mr. Roberts received a special bonus. Please describe the special bonus paid to Mr. Robertson so that it is apparent why he received the bonus and why you have not included this amount in the bonus column of the table.

Response:

The amount referred to in note five to the “All Other Compensation” column as a “special bonus” was a premium payment for a life insurance policy in the United Kingdom paid on Mr. Robertson’s behalf. The amount was correctly included in the “All Other Compensation” column instead of the bonus column of the table, but should have been specifically described as a premium payment for a life insurance policy in the third bullet point in note five rather than the first. In future filings, as applicable, the Company will provide additional disclosure to clarify the premium payment.

Directors’ Compensation for Fiscal 2006, page 22

13.	To the extent applicable, disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

As disclosed in footnote number 3 on page 23 of the Proxy Statement, the valuation of awards in the stock awards column table is based on the fair market value of the Company’s stock, calculated by taking the average of the high and low price of such stock on the day prior to the grant. These stock awards were of fully vested common stock as described on page 23 and no additional assumptions apply in valuing the awards. This approach is consistent with how fully-vested awards are treated in financial statements and the Company respectfully submits that no reference to the financial statements, footnotes to the financial statements or discussion in management’s discussion and analysis is necessary.

14.	For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response:

In future filings, for each director, the Company will disclose in a footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.

As disclosed on page 22 of the Proxy Statement, for each of the first two quarters of 2006, each director received an equity award with a grant date fair value of $17,500 pursuant to the Director Equity Plan approved by shareholders at our 2004 Annual Meeting. Also as disclosed on page 22 of the Proxy Statement, pursuant to an amendment to the Director Equity Plan adopted on May 23, 2006, which increased the value of common stock payable each quarter to $25,000, each director received an equity award for the third quarter of 2006 with a grant date fair value of $28,214.29 ($25,000 plus a pro rata adjustment in the amount of $3,214.29 for the period between adoption of the amendment and quarter end). For the fourth quarter of 2006, each director received an equity award with a grant date fair value of $25,000.

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
December 14, 2007

In addition, each of Messrs. Henning and Murphy elected to receive 100% of his $60,000 annual retainer in common stock, so in each quarter of 2006, he received an equity award with a grant date value of $15,000. Ms. Rice elected to receive 50% of her $60,000 annual retainer in common stock, so in each quarter of 2006, she received an equity award with a grant date value of $7,500.

In summary, in fiscal 2006 the grant date fair value of each equity award to each director, computed in accordance with FAS 123R, is as provided below:

Name of Director	2006 Q1	2006 Q2	2006 Q3	2006 Q4
Robert Charles Clark	$17,500	$17,500	$28,214	$25,000
Leonard S. Coleman, Jr.	$17,500	$17,500	$28,214	$25,000
Errol M. Cook	$17,500	$17,500	$28,214	$25,000
Susan S. Denison	$17,500	$17,500	$28,214	$25,000
Michael A. Henning	$32,500	$32,500	$43,214	$40,000
John R. Murphy	$32,500	$32,500	$43,214	$40,000
John R. Purcell	$17,500	$17,500	$28,214	$25,000
Linda Johnson Rice	$25,000	$25,000	$35,714	$32,500
Gary L Roubos	$17,500	$17,500	$28,214	$25,000

* * *

                If you have any questions or comments with regard to the foregoing, please call the undersigned at (212) 415-3640 or Joel H. Trotter of Latham & Watkins LLP, counsel to the Company, at (202) 637-2165.

Sincerely, /s/ Michael J. O’Brien Michael J. O’Brien Senior Vice President, General Counsel and Secretary